Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars)(unaudited)

As at	March 31, 2016	December 31, 2015

ASSETS
Current assets
Cash	$452	$247
Trade and other receivables	77,791	98,093
Financial derivatives	80,434	106,573
	158,677	204,913
Non-current assets
Financial derivatives	4,913	4,417
Exploration and evaluation assets (note 4)	549,673	578,969
Oil and gas properties (note 5)	4,459,057	4,674,175
Other plant and equipment	25,593	26,024
	$5,197,913	$5,488,498

LIABILITIES
Current liabilities
Trade and other payables	$228,575	$267,838
Financial derivatives	1,515	—
	230,090	267,838
Non-current liabilities
Bank loan (note 6)	286,373	252,172
Long-term notes (note 7)	1,521,230	1,602,757
Asset retirement obligations (note 8)	313,930	296,002
Deferred income tax liability	582,513	655,255
Financial derivatives	2,965	—
	2,937,101	3,074,024

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 9)	4,298,956	4,296,831
Contributed surplus	6,890	4,575
Accumulated other comprehensive income	546,673	705,382
Deficit	(2,591,707)	(2,592,314)
	2,260,812	2,414,474
	$5,197,913	$5,488,498

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$153,598	$283,384
Royalties	(34,582)	(56,707)
	119,016	226,677

Expenses
Operating	69,680	87,755
Transportation	6,775	15,949
Blending	2,359	9,673
General and administrative	14,169	17,055
Exploration and evaluation (note 4)	1,463	2,351
Depletion and depreciation	141,671	174,127
Share-based compensation (note 10)	4,440	8,004
Financing and interest (note 13)	29,053	29,410
Financial derivatives (gain) (note 15)	(14,503)	(13,662)
Foreign exchange (gain) loss (note 14)	(87,343)	97,055
Loss on disposition of oil and gas properties	22	1,854
Other expense (income)	187	(2,231)
	167,973	427,340
Net income (loss) before income taxes	(48,957)	(200,663)
Income tax (recovery) expense (note 12)
Current income tax (recovery) expense	(1,442)	16,935
Deferred income tax (recovery)	(48,122)	(41,682)
	(49,564)	(24,747)
Net income (loss) attributable to shareholders	$607	$(175,916)
Other comprehensive income (loss)
Foreign currency translation adjustment	(158,709)	240,918
Comprehensive income (loss)	$(158,102)	$65,002

Net income (loss) per common share (note 11)
Basic	$0.00	$(1.04)
Diluted	$0.00	$(1.04)

Weighted average common shares (note 11)
Basic	210,662	168,607
Diluted	211,606	168,607

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2014	$3,580,825	$31,067	$199,575	$(1,304,690)	$2,506,777
Dividends to shareholders	—	—	—	(50,649)	(50,649)
Vesting of share awards	14,002	(14,002)	—	—	—
Share-based compensation	—	8,004	—	—	8,004
Issued pursuant to dividend reinvestment plan	10,545	—	—	—	10,545
Comprehensive income (loss) for the period	—	—	240,918	(175,916)	65,002
Balance at March 31, 2015	$3,605,372	$25,069	$440,493	$(1,531,255)	$2,539,679
Balance at December 31, 2015	4,296,831	4,575	705,382	(2,592,314)	2,414,474
Vesting of share awards	2,125	(2,125)	—	—	—
Share-based compensation	—	4,440	—	—	4,440
Comprehensive income (loss) for the period	—	—	(158,709)	607	(158,102)
Balance at March 31, 2016	$4,298,956	$6,890	$546,673	$(2,591,707)	$2,260,812

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2016	2015

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$607	$(175,916)
Adjustments for:
Share-based compensation (note 10)	4,440	8,004
Unrealized foreign exchange (gain) loss (note 14)	(86,801)	101,316
Exploration and evaluation (note 4)	1,463	2,351
Depletion and depreciation	141,671	174,127
Non-cash financing and interest	2,242	1,995
Unrealized financial derivatives loss (note 15)	30,123	88,172
Loss on disposition of oil and gas properties	22	1,854
Deferred income tax (recovery)	(48,122)	(41,682)
Change in non-cash working capital	20,409	32,125
Asset retirement obligations settled (note 8)	(1,701)	(4,446)
	64,353	187,900

Financing activities
Payment of dividends	—	(40,015)
Increase in bank loan	50,743	99,071
Tenders of long-term notes	—	(10,372)
	50,743	48,684

Investing activities
Additions to exploration and evaluation assets (note 4)	(1,065)	(2,043)
Additions to oil and gas properties (note 5)	(80,620)	(145,386)
Property acquisitions, net of divestitures	9	(1,550)
Current income tax expense on dispositions	—	(8,181)
Additions to other plant and equipment, net of disposals	(322)	4,370
Change in non-cash working capital	(31,235)	(80,959)
	(113,233)	(233,749)
Impact of foreign currency translation on cash balances	(1,658)	985
Change in cash	205	3,820
Cash, beginning of period	247	1,142
Cash, end of period	$452	$4,962

Supplementary information
Interest paid	$21,654	$21,590
Income taxes paid	$5,138	$8,181

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2015. The Company's accounting policies are unchanged compared to December 31, 2015. The use of estimates and judgments is also consistent with the December 31, 2015 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 2, 2016.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the state of Texas, USA.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$45,148	$132,413	$108,450	$150,971	$—	$—	$153,598	$283,384
Royalties	(3,835)	(13,419)	(30,747)	(43,288)	—	—	(34,582)	(56,707)
	41,313	118,994	77,703	107,683	—	—	119,016	226,677

Expenses
Operating	34,645	60,574	35,035	27,181	—	—	69,680	87,755
Transportation	6,775	15,949	—	—	—	—	6,775	15,949
Blending	2,359	9,673	—	—	—	—	2,359	9,673
General and administrative	—	—	—	—	14,169	17,055	14,169	17,055
Exploration and evaluation	1,463	2,351	—	—	—	—	1,463	2,351
Depletion and depreciation	54,785	75,117	86,139	98,384	747	626	141,671	174,127
Share-based compensation	—	—	—	—	4,440	8,004	4,440	8,004
Financing and interest	—	—	—	—	29,053	29,410	29,053	29,410
Financial derivatives gain	—	—	—	—	(14,503)	(13,662)	(14,503)	(13,662)
Foreign exchange (gain) loss	—	—	—	—	(87,343)	97,055	(87,343)	97,055
Loss (gain) on disposition of oil and gas properties	22	2,074	—	(220)	—	—	22	1,854
Other expense (income)	—	—	—	—	187	(2,231)	187	(2,231)
	100,049	165,738	121,174	125,345	(53,250)	136,257	167,973	427,340
Net income (loss) before income taxes	(58,736)	(46,744)	(43,471)	(17,662)	53,250	(136,257)	(48,957)	(200,663)
Income tax (recovery) expense
Current income tax (recovery) expense	(1,442)	16,935	—	—	—	—	(1,442)	16,935
Deferred income tax (recovery) expense	(14,734)	(15,054)	(28,400)	(18,261)	(4,988)	(8,367)	(48,122)	(41,682)
	(16,176)	1,881	(28,400)	(18,261)	(4,988)	(8,367)	(49,564)	(24,747)
Net income (loss)	$(42,560)	$(48,625)	$(15,071)	$599	$58,238	$(127,890)	$607	$(175,916)

Total oil and natural gas capital expenditures (1)	$4,846	$22,683	$76,830	$126,296	$—	$—	$81,676	$148,979
(1) Includes acquisitions and divestitures.

As at	March 31, 2016	December 31, 2015
Canadian assets	$2,015,547	$2,059,903
U.S. assets	3,084,283	3,304,647
Corporate assets	98,083	123,948
Total consolidated assets	$5,197,913	$5,488,498

4.	EXPLORATION AND EVALUATION ASSETS

	March 31, 2016	December 31, 2015
Balance, beginning of period	$578,969	$542,040
Capital expenditures	1,065	5,642
Property acquisitions, net of divestitures	(25)	1,813
Exploration and evaluation expense	(1,463)	(8,775)
Transfer to oil and gas properties	(26)	(38,062)
Divestitures	—	(1,588)
Foreign currency translation	(28,847)	77,899
Balance, end of period	$549,673	$578,969

5.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2014	$6,431,760	$(1,447,844)	$4,983,916
Capital expenditures	515,397	—	515,397
Property acquisitions	551	—	551
Transferred from exploration and evaluation assets	38,062	—	38,062
Change in asset retirement obligations	10,722	—	10,722
Divestitures	(20,096)	19,449	(647)
Impairment	(755,613)	—	(755,613)
Foreign currency translation	607,885	(68,509)	539,376
Depletion	—	(657,589)	(657,589)
Balance, December 31, 2015	$6,828,668	$(2,154,493)	$4,674,175
Capital expenditures	80,620	—	80,620
Property acquisitions, net of divestitures	(6)	—	(6)
Transferred from exploration and evaluation assets	26	—	26
Change in asset retirement obligations	20,409	—	20,409
Foreign currency translation	(220,076)	44,833	(175,243)
Depletion	—	(140,924)	(140,924)
Balance, March 31, 2016	$6,709,641	$(2,250,584)	$4,459,057

6.	BANK LOAN

	March 31, 2016	December 31, 2015
Bank loan - principal	$290,465	$256,749
Unamortized debt issuance costs	(4,092)	(4,577)
Bank loan	$286,373	$252,172

On March 31, 2016, Baytex amended the credit facilities with its banking syndicate to grant the banking syndicate first priority security over its assets. The amended revolving extendible secured credit facilities are comprised of a US$25 million operating loan, a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for its wholly-owned subsidiary, Baytex Energy USA, Inc., (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension under the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, its ability to borrow funds, increase the facilities or pay dividends to its shareholders may be restricted.

The weighted average interest rate on the credit facilities for the three months ended March 31, 2016 was 3.5% (2.8% for the three months ended March 31, 2015). Baytex is in compliance with all covenants at March 31, 2016.

7.	LONG-TERM NOTES

	March 31, 2016	December 31, 2015
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,301	$8,858
6.75% notes (US$150,000 – principal) due February 17, 2021	194,565	207,600
5.125% notes (US$400,000 – principal) due June 1, 2021	518,840	553,600
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	518,840	553,600
Total long-term notes - principal	1,540,546	1,623,658
Unamortized debt issuance costs	(19,316)	(20,901)
Total long-term notes - net of unamortized debt issuance costs	$1,521,230	$1,602,757

8.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2016	December 31, 2015
Balance, beginning of period	$296,002	$286,032
Liabilities incurred	1,680	4,964
Liabilities settled	(1,701)	(10,888)
Liabilities acquired	—	593
Liabilities divested	(270)	(10,578)
Accretion	1,662	6,262
Change in estimate(1)	600	33,266
Changes in discount rates and inflation rates	18,399	(17,523)
Foreign currency translation	(2,442)	3,874
Balance, end of period	$313,930	$296,002

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

9.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2016, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	1,092	41,836
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	106	2,125
Balance, March 31, 2016	210,689	$4,298,956

10.	SHARE AWARD INCENTIVE PLAN
The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents) multiplied by a payout multiplier. Both awards are expensed over the vesting period.

The Company recorded compensation expense related to the share awards of $4.4 million for the three months ended March 31, 2016 (three months ended March 31, 2015 - $8.0 million).

The weighted average fair value of share awards granted during the three months ended March 31, 2016 was $2.75 per restricted and performance award (the three months ended March 31, 2015 - $17.11 per restricted and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2014	747	615	1,362
Granted	615	503	1,118
Vested and converted to common shares	(432)	(382)	(814)
Forfeited	(201)	(123)	(324)
Balance, December 31, 2015	729	613	1,342
Granted	1,259	1,371	2,630
Vested and converted to common shares	(58)	(16)	(74)
Forfeited	(4)	(13)	(17)
Balance, March 31, 2016	1,926	1,955	3,881
(1) Based on underlying awards before applying performance multiplier.

11.	NET INCOME (LOSS) PER SHARE

	Three Months Ended March 31
	2016			2015
	Net income	Common shares (000s)	Net income per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$607	210,662	$0.00	$(175,916)	168,607	$(1.04)
Dilutive effect of share awards	—	944	0.00	—	—	—
Net income (loss) - diluted	$607	211,606	$0.00	$(175,916)	168,607	$(1.04)

For the three months ended March 31, 2016, 1.1 million share awards were anti-dilutive (March 31, 2015 - 2.1 million share awards).

12.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2016	2015
Net income (loss) before income taxes	$(48,957)	$(200,663)
Expected income taxes at the statutory rate of 27.00% (2015 - 25.47%)(1)	(13,218)	(51,109)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	1,199	2,039
Non-taxable portion of foreign exchange (gain) loss	(11,143)	13,093
Effect of change in income tax rates(1)	226	—
Effect of rate adjustments for foreign jurisdictions	(15,879)	(12,378)
Effect of change in deferred tax benefit not recognized(2)	(11,143)	23,882
Other	394	(274)
Income tax (recovery)	$(49,564)	$(24,747)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $107 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($149 million as at December 31, 2015).

In 2014, the Canada Revenue Agency (the "CRA”) advised Baytex that it was proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. Baytex has filed its 2014 and 2015 income tax returns on the same basis as the 2011 through 2013 tax returns, cumulatively claiming $591 million of non-capital losses. The Company believes that it is entitled to deduct the non-capital losses, that its tax filings to-date are correct and formally responded with a letter to the CRA indicating the same. At this time, the CRA has not issued a formal reply to Baytex’s letter. The Company expects to continue to defend the position as filed.

13.	FINANCING AND INTEREST

	Three Months Ended March 31
	2016	2015
Interest on bank loan	$3,611	$5,418
Interest on long-term notes	23,200	21,997
Accretion on long-term notes	580	377
Accretion on asset retirement obligations	1,662	1,618
Financing and interest	$29,053	$29,410

14.	FOREIGN EXCHANGE

	Three Months Ended March 31
	2016	2015
Unrealized foreign exchange (gain) loss	$(86,801)	$101,316
Realized foreign exchange (gain)	(542)	(4,261)
Foreign exchange (gain) loss	$(87,343)	$97,055

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
U.S. dollar denominated	US$98,833	US$124,218	US$1,244,957	US$1,240,308

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	April 2016	3,000 bbl/d	US$34.80	WTI
Fixed - Sell	April 2016 to June 2016	2,000 bbl/d	US$62.50	WTI
Fixed - Sell	April 2016 to December 2016	5,000 bbl/d	US$63.79	WTI
Producer 3-way option(2)	April 2016 to December 2016	9,500 bbl/d	US$60.11/US$50/US$40	WTI
Producer 3-way option(2)	April 2016 to December 2017	2,000 bbl/d	US$60/US$50/US$40	WTI
Producer 3-way option(2)	January 2017 to December 2017	4,500 bbl/d	US$60/US$45/US$35	WTI
Basis swap	April 2016	3,000 bbl/d	WTI less US$12.82	WCS
Basis swap	April 2016 to June 2016	500 bbl/d	WTI less US$12.45	WCS
Basis swap	April 2016 to December 2016	4,500 bbl/d	WTI less US$13.27	WCS
Basis swap	July 2016 to September 2016	500 bbl/d	WTI less US$12.30	WCS
Basis swap	October 2016 to December 2016	500 bbl/d	WTI less US$13.45	WCS
Basis swap	January 2017 to December 2017	1,500 bbl/d	WTI less US$13.42	WCS
Sold call option(3)	January 2017 to December 2017	4,500 bbl/d	US$49.11	WTI
Producer 3-way option(2) (4)	July 2016 to December 2016	500 bbl/d	US$55/US$45/US$35	WTI
Producer 3-way option(2) (4)	January 2017 to December 2017	3,500 bbl/d	US$55.79/US$44.71/US$35	WTI
Sold call option(3) (4)	July 2016 to December 2016	500 bbl/d	US$48.00	WTI
Sold call option(3) (4)	January 2017 to December 2017	500 bbl/d	US$50.71	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in the $60/$50/$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives WTI when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

(4)	Contracts entered subsequent to March 31, 2016.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	April 2016 to December 2016	15,000 mmBtu/d	US$2.98	NYMEX
Fixed - Sell	January 2017 to December 2017	15,000 mmBtu/d	US$2.79	NYMEX
Fixed - Sell	April 2016 to December 2016	20,000 GJ/d	$2.85	AECO
Fixed - Sell	January 2017 to December 2017	10,000 GJ/d	$2.65	AECO
Fixed - Sell(2)	January 2018 to December 2018	5,000 mmBtu/d	US$3.00	NYMEX
Fixed - Sell(2)	May 2016 to December 2016	12,500 GJ/d	$1.65	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Contracts entered subsequent to March 31, 2016.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended March 31
	2016	2015
Realized financial derivatives (gain)	$(44,626)	$(101,834)
Unrealized financial derivatives loss - commodity	30,123	90,032
Unrealized financial derivate (gain) - redemption feature on long-term notes	—	(1,860)
Financial derivatives (gain) loss	$(14,503)	$(13,662)

Physical Delivery Contracts

As at March 31, 2016, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	April 2016 to December 2016	2,000 bbl/d	WTI less US$13.68

(1)	Based on the weighted average price/unit for the remainder of the contract.

As at March 31, 2016, Baytex had committed at fixed price to deliver the volumes of raw bitumen as noted below to market on rail:

	Period	Term volume
Raw bitumen	April 2016 to June 2016	7,500 bbl/d
Raw bitumen	July 2016 to December 2016	7,400 bbl/d